Exhibit II

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES SECOND QUARTER 2020 FINANCIAL RESULTS AND FLEET EMPLOYMENT UPDATE

ATHENS, Greece — (GLOBENEWSWIRE) – 07/31/2020 — Capital Product Partners L.P. (the “Partnership”, “CPLP” or “we” / “us”) (NASDAQ: CPLP), an international owner of ocean-going vessels, today released its financial results for the second quarter ended June 30, 2020.

Highlights

•	Quarterly Revenues, Expenses and Net Income of $36.6 million, $22.7 million and $8.7 million respectively for the second quarter of 2020.

•	Operating Surplus[1] and Operating Surplus after the quarterly allocation to the capital reserve of $25.5 million and $16.2 million respectively.

•	Successfully completed the refinancing of three 9,000 TEU container vessels.

•	Extended period charters for three of our vessels and secured new employment for either the M/V ‘Adonis’ or the M/V ‘Akadimos’.

•	Announced common unit distribution of $0.10 for the second quarter of 2020 and revised annual distribution guidance of $0.40.

Impact of COVID-19

As we continue to monitor the impact of COVID-19 on the Partnership’s financial condition and operations and on the container industry in general (see also Market Commentary below), we have identified the following adverse effects of the COVID-19 pandemic on the Partnership:

•

Our crews continue to remain adversely affected by COVID-19, as our managers are only able to rotate a limited amount of crew members from certain of our vessels. Both our managers have adopted comprehensive COVID-19 policies to protect the physical and mental health of crews onboard our vessels and to minimize the operational impact of the COVID-19 pandemic. However travel restrictions and quarantine rules associated with the pandemic remain a major source of concern for the Partnership, primarily because of their effect on the wellbeing of our seafarers, as well as the increased operational risks and increased costs associated with these measures, such as operational disruptions leading to off-hire days, inability to supply our vessels with spares or other supplies and restricted access to our vessels by attending engineers for overhauling or maintenance. For example, we estimate that our crew expenses have increased by approximately 5.0% in the second quarter of 2020 compared to what they would have been in a COVID-19 free environment. As long as these restrictions apply, we expect that operational risks and costs will continue to increase.

[1]

Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to Appendix A at the end of the press release for a reconciliation of this non-GAAP measure with net income.

•

Container charter rates experienced a significant reduction compared to the beginning of the year, as a result of the decreased demand for container capacity and the uncertainty with regard to the timing of a return to more normalized global trade patterns. The period charters that we have secured so far for our container vessels that have come up for charter renewal are at significantly reduced rates compared to our expectations before the COVID-19 outbreak. However, we have seen an uptick in demand and charter rates for larger post panamax vessels over the last few weeks. The Partnership has a total of three vessels coming off their present employment in the next 12 months. Overall, the pandemic is expected to continue to adversely affect container demand in the short to medium term, due to weaker economic growth, growing protectionism, reigniting of trade tensions and shortening of supply chains.

•

As a result of the weaker container charter market and uncertainty surrounding COVID-19, we have experienced a decrease in container asset prices, as well as lack of liquidity in the second- hand market. The Partnership remains fully compliant with all its financial covenants as of end of the second quarter of 2020 and with its net leverage as defined in the Partnership’s loan agreements at 46.1% compared to an upper limit of 75.0%.

The actual impact of these effects in the longer run and the efficacy of any measures we take in response to the challenges presented by the COVID-19 pandemic will mainly depend on how the pandemic will continue to develop, the duration and extent of the restrictive measures that are associated with the pandemic and their further impact on global economy and trade.

Management Commentary

Mr. Jerry Kalogiratos, Chief Executive Officer of our General Partner, commented:

“The COVID-19 pandemic and its adverse impact on human life, economic activity and logistical chains is a unique and unprecedented event, with continuously and rapidly changing effects across a number of fronts including socioeconomic trends, trade patterns and the world economic outlook that remain very hard to assess at this point in time. In this environment, we continue to prioritize the health and safety of our crews, as well as our onshore employees by designing and implementing together with our managers comprehensive measures and policies with regard to COVID-19.”

“The container charter market, as expected, has weakened significantly during the second quarter of 2020 with initial fixtures in May taking place at considerably reduced rates compared to our expectations at the beginning of the year. While we have since seen some improvement in the appetite of liners to charter larger post panamax container vessels at increased rates, the uncertainty around COVID-19 and renewed outbreaks in many different parts of the world, signal in our opinion increased volatility ahead for the world economy and uncertain prospects for our underlying markets and customers.”

“In view of the substantially weaker container charter market compared to the beginning of the year and the associated reduced future cash flows, the downward pressure on asset values, and the dislocated MLP markets, which make it impossible for the Partnership to tap equity markets in an accretive manner to replace and grow its fleet, it is important to preserve liquidity. For those reasons, our Board has decided to reduce our common unit distribution to $0.10 per quarter.”

“We expect that the revised distribution will result in additional reserves of approximately $19.0 million per year, which is expected to act as a strong buffer against any further adverse developments in our underlying markets and most importantly provide the Partnership with a war chest together with its existing cash balances to replenish and grow its asset base, once the uncertainty around the COVID-19 impact abates. To this effect, the Partnership is closely monitoring potential asset acquisitions so that it may avail itself of expansion opportunities in the right market conditions.”

“The Partnership has a long history of returning capital to its unitholders through uninterrupted distributions to common unit holders since 2007, as well as through transactions such as that with Diamond S Shipping Inc. (NYSE: DSSI). The board believes that the revised distribution guidance will allow the Partnership more flexibility at this critical juncture to generate future value for its unitholders, while it continues to assess the capital allocation strategy of the Partnership.”

Refinancing of Three 9,000 TEU Container Vessels

On May 27, 2020, the Partnership concluded the previously announced refinancing with ICBC Financial Leasing Co., Ltd. (“ICBCFL”) for the sale and lease back of three vessels previously mortgaged under our 2017 credit facility, namely the M/V ‘Akadimos’ (ex ‘CMA CGM Amazon’), the M/V ‘Adonis’ (ex ‘CMA CGM Uruguay’) and the CMA CGM Magdalena, for a total amount of $155.4 million. The repayment amount under the 2017 credit facility was $116.5 million and as a result the refinancing generated an additional $38.8 million of liquidity (before debt issuance costs) for the Partnership out of which $7.9 million was placed at a pledged deposit with ICBCFL until M/V Akadimos secures employment of more than 12 months. If the M/V ‘Akadimos’ is deployed into the new 20-24 month charter that we have secured as described in the ‘Fleet Employment Update’, this amount will be released to the Partnership. The lease has a duration of seven years and includes mandatory purchase obligations for the Partnership to repurchase the vessels on expiration at the predetermined price of $77.7 million in total and hence is accounted as a financing transaction. Total debt amortization after the partial refinancing under the ICBCFL lease and the 2017 credit facility will amount to $27.4 million per year compared to $30.8 million previously paid under the 2017 credit facility, while the lease bears a lower margin compared to the 2017 credit facility.

Financial Summary

As previously announced, the share-for-share transaction with DSS Holdings L.P. (the “DSS Transaction”), involving an aggregate repayment of debt in a principal amount of $146.5 million, the full redemption and retirement of our Class B Convertible Preferred Units at par value and the spin-off of our 25 crude and product tankers (the “Tanker Business”), was completed on March 27, 2019. Accordingly, we present our financial results for comparative periods, on a continuing operations basis, except where reference is made to discontinued operations.

Overview of Second Quarter 2020 Results

Net income from continuing operations for the quarter ended June 30, 2020 was $8.7 million, compared with net income from continuing operations of $8.0 million for the second quarter of 2019. After taking into account the interest attributable to the general partner, net income from continuing operations per common unit for the quarter ended June 30, 2020 was $0.46, compared to net income from continuing operations per common unit of $0.44 for the second quarter of 2019.

Total revenue was $36.6 million for the quarter ended June 30, 2020, compared to $27.4 million during the second quarter of 2019. The increase in revenue was primarily attributable to the increase in the size of our fleet following the acquisition of three 10,000 TEU containers in January 2020 and the increase in the average charter rate earned by certain of our vessels. The increase in revenue was partly offset by the off-hire period incurred by M/V Akadimos, which underwent its special survey and M/V Archimidis, which completed its special survey and the installation of scrubber systems during the quarter.

Total expenses for the quarter ended June 30, 2020 were $22.7 million, compared to $15.3 million in the second quarter of 2019. Voyage expenses for the quarter ended June 30, 2020 increased to $1.3 million, compared to $0.6 million in the second quarter of 2019. Total vessel operating expenses during the second quarter of 2020 amounted to $9.0 million, compared to $6.5 million during the second quarter of 2019. The increase in operating expenses was mainly due to the increase in the size of our fleet following the acquisition of the three 10,000 TEU container vessels in January 2020 and the completion of the special surveys of M/V Akadimos and M/V Archimidis during the second quarter of 2020. Total expenses for the second quarter of 2020 also include vessel depreciation and amortization of $10.5 million, compared to $7.2 million in the second quarter of 2019. The increase in depreciation and amortization during the second quarter of 2020 was mainly attributable to the increase in the size of our fleet, the completion of the special surveys in eight of our vessels and the installation of scrubber systems in seven of our vessels during the second half of 2019 and the first half of 2020. General and administrative expenses for the second quarter of 2020 amounted to $1.8 million as compared to $1.0 million in the second quarter of 2019. The increase is mainly attributable to non-cash items associated with the equity incentive plan adopted in the third quarter of 2019.

Total other expense, net for the quarter ended June 30, 2020 was $5.3 million compared to $4.1 million for the second quarter of 2019. Total other expense, net includes interest expense and finance costs of $5.2 million for the second quarter of 2020, as compared to $4.4 million in the second quarter of 2019. The increase in interest expense and finance costs was mainly attributable to the write-off of $1.4 million of deferred loan issuance costs associated with the ICBCFL refinancing partly offset by the decrease in the LIBOR weighted average interest rate compared to the second quarter of 2019.

Capitalization of the Partnership

As of June 30, 2020, total cash amounted to $54.1 million. Total cash includes restricted cash of $14.9 million in total representing the $7.0 million minimum liquidity requirement under our financing arrangements and the $7.9 million pledged to ICBCFL to be released upon securing employment for a period of 12 months or longer for M/V ‘Akadimos’.

As of June 30, 2020, total partners’ capital amounted to $409.8 million, an increase of $3.1 million compared to $406.7 million as of December 31, 2019. The increase reflects net income for the six months ended June 30, 2020 and the amortization associated with the equity incentive plan, partly offset by distributions declared and paid during the first half of 2020 in the total amount of $13.3 million.

As of June 30, 2020, the Partnership’s total debt was $398.3 million, reflecting an increase of $135.9 million compared to $262.4 million as of December 31, 2019. The increase is attributable to the term loan entered into with Hamburg Commercial Bank A.G., the sale and lease back transaction entered into with CMB Financial Leasing Co., Ltd in connection with the acquisition of three 10,000 TEU containers in January 2020 and the refinancing of three 9,000 TEU Container vessels which was completed in May 2020, partially offset by scheduled principal payments during the period.

Operating Surplus

Operating surplus from continuing operations for the quarter ended June 30, 2020 amounted to $25.5 million, compared to $21.1 million for the previous quarter ended March 31, 2020 and $16.9 million for the second quarter of 2019. For the second quarter of 2020, we allocated $9.3 million to the capital reserve compared to $10.2 million in the previous quarter ended March 31, 2020 reflecting the decrease in debt amortization costs as a result of the refinancing of three 9,000 TEU container vessels. Operating surplus for the quarter ended June 30, 2020, after the quarterly allocation to the capital reserve was $16.2 million. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to Appendix A at the end of the press release for a reconciliation of this non-GAAP measure with net income.

Fleet Employment Update

We have secured employment in the Partnership’s option for either the M/V ‘Akadimos’ or the M/V ‘Adonis’ (both about 115,600 mt dwt / 9,288 TEU, Eco-Flex, Wide Beam Containership built 2015, Daewoo-Mangalia Heavy Industries S.A.) with a top 10 liner operator in terms of capacity for a period of 20 to 24 months at an escalating rate, which is expected to average approximately $29,800 per day over the firm period. The charter is scheduled to commence in late September 2020. The charterer has the option to extend the time charter of the nominated vessel by 6 months (+/- 30 days) at $35,000 gross per day.

During the quarter the Partnership also agreed to extend, with effect from June 5, 2020, the time charters for the vessels M/V ‘Athos’, the M/V ‘Aristomenis’ and the M/V ‘Athenian’ for two additional years by reducing the time charter rate earned for each vessel by $1,050 per day. The vessels earn a daily rate of $25,950 per day (compared to $27,000 per day previously earned), increasing to $26,950 per day (compared to $28,000 per day prior to the agreement to extend), for the M/V Aristomenis from October 2020, and from July 2021 onwards for the M/V Athos and the M/V Athenian. The time charters will expire at the earliest in April 2026 and include two one-year options at $31,450 and $32,450 gross per day, respectively.

Furthermore, the M/V ‘Akadimos’ secured short time charter employment with a liner operator for a period of about 80 days. The new charter commenced in early July 2020 after the vessel passed its scheduled special survey.As a result, the Partnership’s charter coverage for the remainder of 2020 and for 2021 has increased to 89% and 80%, respectively while the remaining charter duration amounts to 4.8 years.

Quarterly Common Unit Cash Distribution

On July 31, 2020, the Board of Directors of the Partnership (the “Board”) declared a cash distribution of $0.10 per common unit for the second quarter of 2020 payable on August 14, 2020 to common unit holders of record on August 9, 2020.

Market Commentary

Overall the COVID-19 pandemic and its impact on container shipping continues to be assessed. On the one hand, analysts now expect a reduction of 7.2% in terms of demand for container vessels for 2020 compared to an initial estimate of a reduction well in excess of 10.0%, but on the other hand the expected growth rebound for 2021 has also been reduced from 9.3% to 6.8%. The recent sporadic outbreaks of COVID-19 across the globe as nations endeavor to reopen their economies, as well as concerns about growing protectionism, reigniting of trade tensions and shortening of supply chains can lead to further downward revisions in the outlook for next year.

During the second quarter of 2020, in view of their negative expectations for 2020, container operators ventured into stringent capacity management with blanked sailings and redelivery of vessels where possible, which actually resulted in an increase in average box rates, as this also coincided with a significant reduction in the operators’ fuel costs. The present downturn has hit charter owners harder than in previous crisis periods, as this time round most operators had a larger share of their charters on short term employment and could therefore redeliver vessels once demand collapsed, often leaving the vessels without employment.

Whereas vessels around and below panamax size continue to struggle to achieve charter rates above OPEX, demand for post panamax tonnage has picked up and as a result we have seen upward pressure in charter rates, albeit still at substantially reduced levels compared to the beginning of the year.

Currently, the idle container fleet is estimated at 8.3% compared to a peak of 11.0% in May and 1.5% at the end of the second quarter last year. This includes 1.5% of the fleet that is currently undergoing scrubber retrofits.

The container orderbook is estimated to be at historical lows and now stands at 9.1% of the total worldwide container fleet. At present, slippage including cancellations of newbuilding container vessels is estimated to have reached 40%. Supply growth for 2020 has, thus, been revised downward to 1.3% from 3.1% at the beginning of the year. Container demolition YTD stands at 58 units and 150,000 TEU. Demolition yards in India, Pakistan and Bangladesh have partially resumed operations but vessel demolition remains slow, mainly because of restrictions on repatriating crews.

Conference Call and Webcast

Today, July 31, 2020, the Partnership will host an interactive conference call at 9:00 am Eastern Time to discuss the financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 877 553-9962 (U.S. Toll Free Dial In), 0(800) 238 0669 (UK Toll Free Dial In) or +44 (0)2071 928592 (Standard International Dial In). Please quote “Capital Product Partners.”

A replay of the conference call will be available until August 7, 2020 by dialing 1 866 331-1332 (U.S. Toll Free Dial In), 0(800) 238-0667 (UK Toll Free Dial In) or +44 (0)3333 009785 (Standard International Dial In). Access Code: 69648481#.

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Product Partners L.P. Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 14 vessels, including thirteen Neo-Panamax container vessels and one Capesize bulk carrier.

For more information about the Partnership, please visit: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, the expected financial performance of CPLP’s business, CPLP’s ability to pursue growth opportunities, CPLP’s expectations or objectives regarding future distributions, market and charter rate expectations, and, in particular, the effects of COVID-19 on financial condition and operations of CPLP and the container industry in general, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in CPLP’s annual report filed with the SEC on Form 20-F. Unless required by law, CPLP expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CPLP does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income / (Loss)

(In thousands of United States Dollars, except for number of units and earnings per unit)

	For the three - month periods ended June 30,		For the six - month periods ended June 30,
	2020	2019	2020	2019
Revenues	36,570	27,417	70,257	54,234

Total revenues	36,570	27,417	70,257	54,234

Expenses:
Voyage expenses	1,317	592	2,519	1,126
Vessel operating expenses	7,794	5,481	16,523	11,139
Vessel operating expenses - related parties	1,253	971	2,441	1,928
General and administrative expenses	1,818	980	3,607	1,987
Vessel depreciation and amortization	10,471	7,239	20,102	14,475

Operating income	13,917	12,154	25,065	23,579

Other income / (expense), net:
Interest expense and finance cost	(5,175)	(4,420)	(9,847)	(9,034)
Other (expense) / income	(86)	301	112	720

Total other expense, net	(5,261)	(4,119)	(9,735)	(8,314)

Partnership’s net income from continuing operations	8,656	8,035	15,330	15,265

Preferred unit holders’ interest in Partnership’s net income from continuing operations	—	—	—	2,652
Deemed dividend to preferred unit holders’	—	—	—	9,119
General Partner’s interest in Partnership’s net income from continuing operations	159	152	282	66
Common unit holders’ interest in Partnership’s net income from continuing operations	8,497	7,883	15,048	3,428

Partnership’s net loss from discontinued operations	—	(203)	—	(146,738)

Partnership’s net income / (loss)	8,656	7,832	15,330	(131,473)

Net income from continuing operations per:
Common unit, basic and diluted	0.46	0.44	0.81	0.19
Weighted-average units outstanding:
Common units, basic and diluted	18,194,142	18,178,100	18,194,142	18,178,100
Net loss from discontinued operations per:
Common unit, basic and diluted	—	(0.01)	—	(7.92)
Weighted-average units outstanding:
Common units, basic and diluted	18,194,142	18,178,100	18,194,142	18,178,100
Net income / (loss) from operations per:
Common unit, basic and diluted	0.46	0.43	0.81	(7.73)
Weighted-average units outstanding:
Common units, basic and diluted	18,194,142	18,178,100	18,194,142	18,178,100

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars)

Assets
Current assets	As of June 30, 2020	As of December 31, 2019
Cash and cash equivalents	39,156	57,964
Restricted cash	7,900	—
Trade accounts receivable, net	3,102	2,690
Prepayments and other assets	2,966	2,736
Inventories	2,368	1,471
Claims	708	1,085

Total current assets	56,200	65,946

Fixed assets
Vessels, net	730,466	576,891

Total fixed assets	730,466	576,891

Other non-current assets
Above market acquired charters	39,128	46,275
Deferred charges, net	6,305	3,563
Restricted cash	7,000	5,500
Prepayments and other assets	4,501	5,287

Total non-current assets	787,400	637,516

Total assets	843,600	703,462

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net	35,774	26,997
Trade accounts payable	21,865	12,501
Due to related parties	3,763	5,256
Accrued liabilities	12,611	16,156
Deferred revenue, current	3,315	3,826

Total current liabilities	77,328	64,736

Long-term liabilities
Long-term debt, net	356,467	231,989

Total long-term liabilities	356,467	231,989

Total liabilities	433,795	296,725

Commitments and contingencies

Total partners’ capital	409,805	406,737

Total liabilities and partners’ capital	843,600	703,462

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the six month periods ended June 30,
	2020	2019
Cash flows from operating activities of continuing operations:
Net income from continuing operations	15,330	15,265
Adjustments to reconcile net income to net cash provided by operating activities of continuing operations:
Vessel depreciation and amortization	20,102	14,475
Amortization and write-off of deferred financing costs	2,306	543
Amortization of above market acquired charters	7,147	7,131
Equity compensation expense	1,019	—
Changes in operating assets and liabilities:
Trade accounts receivable, net	(412)	8,739
Prepayments and other assets	754	644
Insurance claims	377	(230)
Inventories	(897)	29
Trade accounts payable	2,894	(5,726)
Due to related parties	(1,493)	(15,542)
Accrued liabilities	1,681	(8,024)
Deferred revenue	(511)	(4,525)
Dry-docking costs paid	(2,331)	—

Net cash provided by operating activities of continuing operations	45,966	12,779

Cash flows from investing activities of continuing operations:
Vessel acquisitions and improvements	(174,968)	(1,864)

Net cash used in investing activities of continuing operations	(174,968)	(1,864)
Cash flows from financing activities of continuing operations:
Proceeds from long-term debt	270,850	—
Deferred financing costs paid	(3,007)	(770)
Payments of long-term debt	(134,968)	(17,326)
Redemption of Class B unit holders	—	(116,850)
Dividends paid	(13,281)	(17,099)
Net cash provided by / (used in) financing activities of continuing operations	119,594	(152,045)

Net decrease in cash, cash equivalents and restricted cash from continuing operations	(9,408)	(141,130)
Cash flows from discontinued operations
Operating activities	—	9,247
Investing activities	—	(1,484)
Financing activities	—	158,228
Net increase in cash, cash equivalents and restricted cash from discontinued operations	—	165,991

Net (decrease) / increase in cash, cash equivalents and restricted cash	(9,408)	24,861
Cash, cash equivalents and restricted cash at beginning of period	63,464	38,199

Cash, cash equivalents and restricted cash at end of period	54,056	63,060

Supplemental cash flow information
Cash paid for interest	9,708	12,202
Non-Cash Investing and Financing Activities
Capital expenditures included in liabilities	12,917	275
Capitalized dry-docking costs included in liabilities	4,180	11
Deferred financing costs included in liabilities	1,712	—
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	39,156	57,560
Restricted cash – current assets	7,900	—
Restricted cash - Non-current assets	7,000	5,500
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	54,056	63,060

Appendix A – Reconciliation of Non-GAAP Financial Measure

(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, amortization of above market acquired charters and straight-line revenue adjustments.

Operating Surplus is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s financial performance and ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States (“GAAP”) and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with GAAP or as a measure of profitability or liquidity. Our calculation of Operating Surplus may not be comparable to that reported by other companies. The table below reconciles Operating Surplus to net income for the following periods:

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three-month period ended June 30, 2020	For the three-month period ended March 31, 2020	For the three-month period ended June 30, 2019
Partnership’s net income from continuing operations	8,656	6,674	8,035

Adjustments to reconcile net income to operating surplus prior to Capital Reserve
Depreciation and amortization[1]	12,930	10,671	7,515
Amortization of above market acquired charters and straight-line revenue adjustments	3,919	3,732	1,304
Operating Surplus from continuing operations	25,505	21,077	16,854

Add: Operating Surplus from discontinued operations	—	—	(203)
Total Operating Surplus from operations	25,505	21,077	16,651

Capital reserve	(9,302)	(10,163)	(7,703)
Operating Surplus after capital reserve	16,203	10,914	8,948

Increase in recommended reserves	(14,306)	(4,274)	(3,112)
Available Cash	1,897	6,640	5,836

[1]	Depreciation and amortization line item includes the following components:

•	Vessel depreciation and amortization; and

•	Deferred financing costs and equity compensation plan amortization.